Snipp Executes Its First Five-Year Hospitality Loyalty Agreement Based on a

Variable Pricing Model With a Guaranteed Floor and Announces Increase to

Non-Brokered Private Placement

TORONTO, April 05, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce that it has entered into a 5-year loyalty services agreement with a hospitality company based on a variable pricing model with a guaranteed floor.

Apart from gaining traction in the well-established hospitality space, this Agreement marks Snipp’s first foray into a five-year long-term agreement based on a variable pricing model, with a guaranteed floor. This allows the company to enjoy the upside associated with programs that grow their membership over time versus taking fixed fees.

“With the popularity of this particular loyalty program, which is projected to rapidly grow and based on conservative projections provided by our Client, we are optimistic that this agreement will result in a consistent recurring revenue stream for the company estimated to be anywhere between $500,000 and $1,000,000. Given that this is our first entry into a variable pricing model, we have protected ourselves against any possible downside with a guaranteed floor of $400,000,” said Atul Sabharwal, Chief Executive Officer at Snipp. “This year we are extremely focused on exploiting opportunities in new industries such as Hospitality and Cannabis, as previously discussed. There is a clear market need in both of these industries for software solutions such as ours that are cost effective, scalable and based on flexible business models.”

The Company is also pleased to announce that due to additional investor interest, the Company has increased the size of the non-brokered private placement (the “Financing”), previously announced on March 2, 2018. The Financing will now be comprised of up to 35,000,000 common shares ("Shares") at a price of CAD $0.10 per Share, for gross proceeds of up to CAD $3.5 million. Closing of the Financing will occur in tranches. The Company has already closed four tranches to date, comprised of 25 million shares at a price of CAD $0.10 per Share for gross proceeds of CAD$2.5 million. The Company is expecting insider participation of over 50% of this final tranche.

All Shares issued pursuant to the Financing will be subject to a four-month hold period under applicable securities laws in Canada, as well as the policies of the TSX-V, where applicable. Finder's fees may be payable to certain finders in connection with the Financing, subject to the approval of the TSX-V. The net proceeds raised through the Financing will be used for sales & marketing and general working capital purposes.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners. Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA on Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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